Subject: *Origami Therapeutics, Inc.'s* Community Round is Live – Join Us as an Angel Investor Today!

Dear ________,

Become an owner in the company and share in our growth.

Our Wefunder campaign is now live! You're invited to join our **exclusive soft round** during our testing the waters phase before we go live to the public. The great thing about **Wefunder** is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company for as little as $100. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here: https://wefunder.com/origami.therapeutics.inc

Our Community Round is about building a network of people who share our mission and values for pioneering a new way to treat neurodegenerative diseases by targeting the root causes, not just managing symptoms, starting with Huntington's disease.

In the past year, *Origami Therapeutics, Inc.* has achieved a lot:

- Significantly de-risked our lead asset showing outstanding, dose-dependent efficacy
- Selected our development candidate to move into IND-enabling studies
- Demonstrated first-in-class, best-in-class properties for our development candidate

…and we're so excited to do even more!

This round of funding will allow us to:

- Complete preclinical toxicology studies
- Prepare for our IND submission to FDA
- Lay the groundwork for our first clinical trial in Huntington's disease
- Expand our platform into more neurodegenerative diseases

We are really excited about the growth that *Origami Therapeutics, Inc.* has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

Please join us! To learn more and make a reservation, click on this link: https://wefunder.com/origami.therapeutics.inc

Please note: *Origami Therapeutics, Inc.* is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

With warmest regards,

[Name]